BP

SECURIT ISSION

04004124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8 - 44108

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Robert R. Meredith & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peggy A. Farley — (212) 969-9292
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036-2714
(Address)	(City)	(State)	(Zip Code)

RECEIVED
FEB 25 2004
187

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peggy A. Farley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert R. Meredith & Co., Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

02/27/04 Notary Public

C. Moore
Notary Public-State Of New York
No. 01m[illegible]913
My Commission Expires
February 19, 2006

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT R. MEREDITH & CO., INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

ROBERT R. MEREDITH & CO., INC.

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Robert R. Meredith & Co., Inc.

We have audited the accompanying statement of financial condition of Robert R. Meredith & Co., Inc. as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robert R. Meredith & Co., Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Approximately 90% of revenues generated by the Company are derived from the clients of an affiliate which is 100% owned by the Company's parent, Ascent/Meredith Asset Management, Inc. (AMAM). AMAM is currently not in compliance with the convenants set forth in a loan agreement. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this matter are further described in Note 11. The financial statements do not include all the adjustments that might result from the outcome of this uncertainty.

Rothstein, Kass & Company, P.C.

New York, New York
January 27, 2004

ROBERT R. MEREDITH & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash and cash equivalents	$	293,451
Cash, restricted		101,295
Receivable from clearing broker, including clearing deposit of $100,000		181,943
Fixed assets, net		96,940
Other assets		72,304
	$	745,933
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities, accounts payable and accrued expenses	$	386,330
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, authorized 200 shares, issued 100 shares		100,000
Additional paid-in capital		702,444
Accumulated deficit		(442,841)
Total stockholder's equity		359,603
	$	745,933

See accompanying notes to financial statements.

1. Nature of operations

Robert R. Meredith & Co., Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations primarily consist of securities transactions executed on either an agency or riskless principal basis on behalf of its customers.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers money market accounts and all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2003, cash and cash equivalents includes approximately $263,000 of commercial paper.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization principally using the straight-line method as follows:

Assets	**Estimated Useful Life**
Telephone and computer equipment	5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Term of lease

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Rent Expense

Rent is charged to operations by amortizing the minimum rent payments over the term of the lease, using the straight-line method.

Income Taxes

The Company files its federal, state and city income tax returns on a consolidated basis with its parent. Income taxes are allocated to each company within the consolidated group as if each company filed its income tax returns separately. The current provision for income taxes as well as the deferred tax benefit is recorded in the receivable from its parent. The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax loss carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirements

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $89,000 which was approximately $63,000 in excess of its minimum requirement of approximately $26,000.

4. Deposit with clearing broker

Pursuant to an agreement with its clearing broker, the Company is required to maintain a clearing deposit of $100,000.

5. Fixed assets

Details of fixed assets at December 31, 2003 are as follows:

Telephone and computer equipment	$ 350,177
Furniture and fixtures	252,845
Leasehold improvements	253,665
	856,687
Less accumulated depreciation and amortization	759,747
	$ 96,940

6. Profit sharing plan

The Company has a 401(k) profit sharing plan which covers substantially all employees that meet certain eligibility requirements. The participants of the plan are permitted to defer up to 20% of their compensation annually; however, the deferral may not exceed the Internal Revenue Code limitation ($12,000 for 2003). The Company also makes an annual contribution matching the lesser of 100% of the employee deferral or $1,500. Any additional contributions to the plan by the Company will be made at the discretion of the Board of Directors. For the year ended December 31, 2003, the Company contributed approximately $5,000 to this plan.

7. Income taxes

The Company's deferred income tax asset, excluding intercompany charges, aggregating $147,000 results primarily from deferred rent (included in accrued expenses) of approximately $326,000. The Company has established a valuation allowance equal to the deferred income tax asset as of December 31, 2003. For the year ended December 31, 2003, the decrease in the deferred tax asset of $14,000 was offset with a corresponding decrease in the valuation allowance to the deferred tax asset.

Income taxes (benefit) for the year ended December 31, 2003 are summarized as follows:

Current	
Federal	$ 272
State	88
	360
Deferred	
Federal	(283)
State	(91)
	(374)
Change in valuation allowance	14
Deferred taxes, net of change in valuation allowance	(360)
Total income taxes	$ -

8. Commitments and contingencies

The Company rents its facility under a lease which expires in September 2009. In addition to the base rent, the lease provides for the Company to pay escalations in property taxes and operating expenses.

8. Commitments and contingencies (continued)

Future minimum rent payments, exclusive of property taxes and operating expenses, are approximately as follows:

Year ending December 31,	
2004	$ 529,000
2005	538,000
2006	566,000
2007	566,000
2008	566,000
Thereafter	424,000
	$ 3,189,000

Rent expense was approximately $263,000, net of amounts reimbursed by an affiliate (Note 11).

As security for the lease, the Company is obligated under a letter of credit for $100,000, which is collateralized by the restricted cash.

9. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. Off-balance-sheet risk and concentration of credit risk

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to this clearance agreement.

11. Continuing operations and related party transactions

Approximately 90% of revenues generated by the Company are derived from the clients of an affiliate which is 100% owned by the Company's parent, Ascent/Meredith Asset Management, Inc. (AMAM). At December 31, 2003, the Company had receivables from this affiliate and its parent aggregating approximately $2,669,000 of which the entire balance has been reserved.

In addition, the Company is dependent upon AMAM for the continuing provision of resources such as overhead and personnel. For the year ended December 31, 2003, the Company advanced approximately $828,000 to an affiliate for the Company's allocated portion of overhead, personnel, and facility expenses.

AMAM is currently not in compliance with the covenants set forth in a loan agreement to which it is a part. AMAM has not obtained a waiver from the lending institution. This condition raises doubt about AMAM's ability to continue as a going concern which consequently might affect AMAM's ability to continue to provide the needed resources, including capital investments to the Company. AMAM's management's plans include raising capital through a private placement of the Company's equity as well as renegotiating its existing loan facility. Management does not give any assurance that it will be successful in implementing such plan.

The financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements already include reserves, as discussed above, which are the result of this uncertainty. They do not, however, include any other adjustments that might result from the outcome of this uncertainty.